[redacted]

06016535

RECEIVED

2006 SEP -6 P 3:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAYER BROWN ROWE & MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

September 5, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated September 5, 2006.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

PROCESSED
SEP 08 2006
THOMSON
FINANCIAL

9/6

17385245

File No.: 82-4406

SCHWARZ PHARMA

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Press Release - SCHWARZ PHARMA's Parkinson Patch Offers Additional Benefits

Press Room > Press Releases 2006 > Press Release - SCHWARZ PHARMA's Parkinson Patch Offers Additional Benefits

SCHWARZ PHARMA's Parkinson Patch Offers Additional Benefits

At the EFNS congress SCHWARZ PHARMA presented new data from clinical trials with Neupro® (rotigotine transdermal patch) for patients with early and advanced stage of Parkinson's disease: Patients switched easily overnight to the Parkinson's patch, Neupro® can improve quality of sleep and showed continuous improvement in long-term treatment.

September 5, 2006 – SCHWARZ PHARMA presented new clinical data of its Parkinson's Patch at the 10th Congress of the European Federation of Neurological Societies (EFNS) held from September 2 - 5 in Glasgow, UK. The data presented for Neupro®, included patients with early as well as advanced stage Parkinson's disease and were discussed with experts.

Neupro®, with the active ingredient rotigotine, is a dopamine receptor-agonist innovatively formulated as a transdermal delivery system, a patch. The patch is applied once a day to the skin and releases rotigotine continuously through the skin into the body over 24 hours. In February 2006, Neupro® was approved for the treatment of early stage Parkinson's disease by the European Commission. The Parkinson's patch has been launched in Europe: in Germany, the UK and Austria with additional countries to follow. The variation application for rotigotine transdermal patch for the treatment of patients with advanced stage Parkinson's disease was submitted to the European Medicines Agency (EMEA) in the second quarter 2006.

Open-label clinical trial results presented at the EFNS showed that patients treated with a dopamine agonist (e.g. ropinirole, pramipexole) were able to easily switch overnight to an effective regimen of rotigotine transdermal patch.

A report from two open-label trials showed that transdermal rotigotine improved sleep quality in Parkinson's disease patients to a clinically significant extent. In particular, a decrease in the number of sleep-related motor disturbances and a reduction in the frequency of nocturia were observed.

Long-term experience with rotigotine transdermal patch was also presented and discussed at the EFNS. More than 200 patients with early stage Parkinson's disease were observed in an open-label follow-up over a period of 85 weeks after a 24 week double-blind treatment. The interim results indicate that rotigotine treated patients experienced the same side effects seen in other trials with rotigotine and a continued improvement in symptoms.

In a phase III trial, also presented at the EFNS, which was conducted in Europe and other regions, 506 patients with advanced stage idiopathic Parkinson's disease were randomized. This double-blind, placebo- and active-comparator (pramipexole) controlled trial had an up to 7-week titration phase and a 16-week maintenance phase. Rotigotine transdermal patch was added to stable levodopa treatment. The primary parameters were the change from baseline in the absolute 'off' time and the response rate. Response was defined as a decrease in absolute 'off' time from baseline by at least 30%. Also, non-inferiority to pramipexole was shown and a favorable increase in 'on' time without troublesome dyskinesia was observed.

The most common adverse events associated with the use of rotigotine transdermal system were application site reactions as well as nausea, headache, somnolence and vomiting.

Parkinson's disease is a disorder of the central nervous system. The patients - roughly four million worldwide - suffer from a lack of dopamine, a messenger substance in the central nervous system, which is responsible for the coordination of movement. As a result of this shortage, patients are no longer able to control their movements reliably. Dopamine agonists attempt to compensate for this lack of dopamine.

At the EFNS congress, SCHWARZ PHARMA was represented with a booth as well as a number of scientific poster presentations on clinical and pre-clinical results of rotigotine to treat Parkinson's disease and Restless Legs Syndrome. In addition SCHWARZ PHARMA hosted a satellite symposium with scientific experts and a press conference.

SCHWARZ PHARMA (headquartered in Monheim, Germany) is a stock listed company with approximately 4,200 employees worldwide. The company develops novel medicines in the therapeutic areas of the central nervous system. Furthermore it markets innovative drugs focused to treat cardiovascular and gastro-intestinal diseases. In 2005 the SCHWARZ PHARMA group achieved global sales of nearly € 1 billion. The company has a strong international presence with subsidiaries in Europe, USA and Asia.

Contact: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +49-2173 48 2329

Ricarda Cramer, International Marketing Manager Neupro, Tel.: +49-2173-48-2391